                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-52540

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


Subject to Completion. Dated April 22, 2003.
Prospectus Supplement to Prospectus dated April 26, 2001.

 CLECO POWER LLC                                      [LOGO] CLECO
 $            % Notes due               ,

                               -----------------

Maturity

..  The notes will mature on               ,     .

Interest

..  Interest on the notes is payable on          and          of each year,
   beginning           , 2003.

Redemption

.. We may redeem some or all of the notes at any time. The redemption prices are described beginning on page S-14.

..  There is no sinking fund for the notes.

Ranking

.. The notes are unsecured and rank equally with all our existing and future unsecured and unsubordinated indebtedness.

.. The notes are effectively subordinated to all of our secured debt from time to time outstanding, including $60 million aggregate principal amount of first mortgage bonds as of December 31, 2002.

Listing

..  We do not intend to list the notes on any securities exchange.

                               -----------------

Investing in the notes involves risks. See "Risk Factors" beginning on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                                                 Per Note Total
                                                 -------- -----
                Initial public offering price...      %     $
                Underwriting discount...........      %     $
                Proceeds, before expenses, to us      %     $

Your purchase price will also include any interest that has accrued on the
notes since         , 2003.

                               -----------------

The underwriters expect to deliver the notes in book-entry form only through
The Depository Trust Company on or about           , 2003.

        BNY Capital Markets, Inc.          Banc One Capital Markets, Inc.

        Sole Book-Running and
          Joint Lead Manager                     Joint Lead Manager

        Hibernia Southcoast Capital, Inc.   Morgan Keegan & Company, Inc.


                               -----------------

          The date of this prospectus supplement is           , 2003.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any additional or different information. If you receive any unauthorized information, you should not rely on it. We are offering to sell the notes only in places where the offers and sales are permitted. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               -----------------

                               Table of Contents

                                                              Page
                                                              ----
                             Prospectus Supplement

              Where You Can Find More Information............  S-2
              Summary........................................  S-3
              Risk Factors...................................  S-7
              Capitalization................................. S-10
              Ratio of Earnings to Fixed Charges............. S-10
              Use of Proceeds................................ S-10
              Summary Financial Information.................. S-11
              Description of the Notes....................... S-13
              Underwriting................................... S-17
              Validity of the Notes.......................... S-18
              Experts........................................ S-18

                                   Prospectus

              About This Prospectus..........................    1
              Disclosure Regarding Forward-Looking Statements    2
              The Company....................................    3
              Ratio of Earnings to Fixed Charges.............    4
              Use of Proceeds................................    4
              Description of the Debt Securities.............    4
              Plan of Distribution...........................   12
              Where You Can Find More Information............   14
              Validity of Securities.........................   14
              Experts........................................   14

                               -----------------

   Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "Cleco Power," "we," "us" and "our" or similar terms are to Cleco Power LLC and its predecessors.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. We are incorporating by reference the document listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the notes.

  . Our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 18, 2003.

                                    SUMMARY

   This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before investing in our notes. You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus and the documents incorporated by reference herein.

                                Cleco Power LLC

General

   We are an electric utility that conducts generation, transmission and distribution electric utility operations subject to the jurisdiction of the Louisiana Public Service Commission (LPSC) and the Federal Energy Regulatory Commission (FERC). We provide electric utility services to approximately 261,000 retail and wholesale customers in 104 communities and rural areas in a 14,000-square-mile region in central and southeastern Louisiana. We are a wholly owned subsidiary of Cleco Corporation, a diversified regional energy services holding company.

   As of December 31, 2002, our aggregate net electric generating capacity was 1,359 megawatts (MW), of which 65% is fueled by natural gas and oil and 35% is fueled by coal and lignite. In addition, we have three purchase power contracts currently in place and approved by the LPSC for 705 MW of capacity in 2003, 760 MW in 2004 and 100 MW in 2005. As of December 31, 2002, our transmission system included 58 active substations and 1,209 circuit miles of 69 kilovolt or greater lines, and our distribution system included 228 active substations and 11,037 circuit miles of 34.5 kilovolt or other lines.

   We sold 8,501,000 megawatt hours of power to our retail customers in 2002. Approximately 40% of this power was sold to residential customers, 20% to commercial customers, 33% to industrial customers and 7% to other customers. We currently operate under an eight-year rate stabilization plan approved by the LPSC. This plan is scheduled to expire on September 30, 2004. The plan allows us to retain all earnings equating to a regulatory return on equity up to and including 12.25% on our regulated utility operations. Any earnings that result in a return on equity over 12.25% and up to and including 13% must be shared equally between us and our customers. This effectively allows us the opportunity to realize a return on equity of up to 12.625%. Any earnings above 13% must be fully refunded to our customers.

Regulatory and Investigatory Proceedings

   In 2002, we identified certain energy trading activities and other transactions between and amongst us, Cleco Evangeline LLC and Cleco Marketing & Trading LLC that may have violated the Public Utility Holding Company Act of 1935, as well as various statutes and regulations administered by the LPSC and the FERC. We have contacted the appropriate regulatory agencies, including the LPSC and the FERC, and have advised them of these transactions. The LPSC and the FERC have initiated formal proceedings to investigate these activities and transactions and we are cooperating fully with them. The identified transactions accounted for less than 1% of our total operating revenues for the three years ended December 31, 2002. We have also received requests for information from the Commodity Futures Trading Commission (CFTC) relating to "round-trip trades" that we identified and reporting of trading activities to trade publications. For a discussion of risks relating to these activities and transactions, please read "Risk Factors--Risk Factors Associated with Our Business and Financial Condition--Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could negatively impact our results of operations and our ability to conduct our business" on page S-7 of this prospectus supplement.

Financing Transactions

   Concurrent with the offering of the notes, we expect to enter into a new $75.0 million 364-day revolving credit facility. The new facility will replace our existing $107.0 million revolving credit facility, which is scheduled to terminate on June 4, 2003. Our existing facility provides for an optional conversion to a one-year term loan. We plan to use the net proceeds of this offering to pay down indebtedness under our existing revolving credit facility. See "Use of Proceeds."

   In addition, concurrent with the offering of $     million of unsecured and
unsubordinated notes at Cleco Corporation, Cleco Corporation expects to enter into a new $100.0 million 364-day revolving credit facility. The new Cleco Corporation credit facility will replace Cleco Corporation's existing $225.0 million revolving credit facility, which is scheduled to terminate on June 4, 2003. Cleco Corporation plans on using the net proceeds of its offering to pay down indebtedness under its current revolving credit facility.

   The offering of the notes is not subject to, or contingent on, the consummation of Cleco Corporation's notes offering or the execution by us or Cleco Corporation of a new revolving credit facility.

Recent Developments

Actions by Ratings Agencies.

   On March 26, 2003, Standard & Poor's Ratings Services affirmed its BBB senior unsecured debt ratings of Cleco Power and took Cleco Power's senior unsecured debt ratings off CreditWatch. On March 24, 2003, Moody's Investors Service downgraded the senior unsecured debt ratings of Cleco Power to Baa1 from A3. Moody's noted that the ratings outlook for Cleco Power is stable. We note that these credit ratings are not recommendations to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. For a discussion of risks associated with a downgrade in our credit ratings, please read "Risk Factors--Risk Factors Associated with Our Business and Financial Condition--A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our businesses" on page S-9 of this prospectus supplement.

Request for Proposals for Generation Capacity and Purchased Power.

   We do not supply all of our customers' power requirements from the generation facilities we own and must purchase additional power from the wholesale power market. We have three purchase power contracts currently in place and approved by the LPSC for 705 MW of capacity in 2003, 760 MW in 2004 and 100 MW in 2005. On March 14, 2003, we made an informational filing with the LPSC requesting approval to issue a request for proposals for either purchased power or the purchase of generation facilities for up to 750 MW of power beginning January 1, 2005. The proposed schedule calls for bids to be submitted by May 2003, with the evaluation and selection process expected to run through September 2003, after which time certificate filings and approvals will be required at the LPSC. Final approval by the LPSC is currently not expected until March 2004.

Miscellaneous

   We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation. Cleco Corporation, subject to certain limited exceptions, is exempt from regulation as a public utility holding company pursuant to
Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400.

                               Business Strategy

   Our business strategy is to:

  .   maintain superior customer service and system reliability,

  .   constantly improve our cost efficiency through best practices,

  .   secure an economic and dependable long-term generation supply, and

  .   remain proactive in maintaining strong regulatory relations.

                                 The Offering

Issuer......................  Cleco Power LLC.

Notes Offered...............  $     million aggregate principal amount of     %
                              Notes due         ,         .

Maturity Date...............  The notes will mature on         ,         ,
                              unless redeemed or otherwise repaid prior to that date.

Interest Payment Dates......        and         , beginning on         , 2003.

Ranking.....................  The notes will be unsecured and will rank equally with all of our other unsecured and
                              unsubordinated indebtedness. The notes are effectively subordinated to all of our secured debt from time to time outstanding, including $60 million aggregate principal amount of first mortgage bonds as of December 31, 2002.

Optional Redemption by Us...  We may redeem all or a part of the notes at any time and from time to time as specified under "Description of the Notes--Optional Redemption" beginning on page S-14 of this prospectus supplement.

Restrictive Covenants.......  We will issue the notes under an indenture containing certain restrictive covenants for your benefit. These covenants are described under "Description of the Notes--Ranking; Certain Covenants Relating to the Notes" on page S-13 of this prospectus supplement and "Description of the Debt Securities--Ranking; Limitations on Mortgages and Liens" and "--Consolidation, Merger, Sale or Conveyance" in the accompanying prospectus.

Use of Proceeds.............  We intend to use the net proceeds from this offering to repay borrowings under our revolving credit facility. See "Use of Proceeds."

Trustee and Paying Agent....  The Bank of New York.

Risk Factors................  See "Risk Factors" beginning on page S-7 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Governing Law...............  The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

                                 RISK FACTORS

   In addition to the information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein, the following risk factors should be carefully considered by each prospective investor in evaluating an investment in the notes.

Risk Factors Associated with Our Business and Financial Condition

The outcome of the LPSC's audit of our recovery of fuel and purchased power expenses could negatively impact our results of operations and financial condition.

   Generally, the fuel and purchased power expenses as well as certain related expenses we incur to provide power to our customers are recovered through fuel adjustment clauses that enable us to generally pass on to our customers substantially all of those expenses. The fuel adjustment clauses, one for retail service and the other for wholesale service, are regulated by the LPSC (representing approximately 93% of our total fuel costs) and the FERC, respectively. In the first quarter of 2003, the staff of the LPSC commenced a periodic audit of fuel and purchased power expenses recovered under our retail service fuel adjustment clause during 2001 and 2002. Although a LPSC order issued in November 1997 requires this type of periodic audit to be performed at least every other year, this will be our first fuel adjustment clause audit since the order. For the two-year period ended December 31, 2002, we recovered approximately $567.1 million in LPSC-jurisdictional revenue under our fuel adjustment clause relating to fuel and purchased power expenses. We are unable to predict the results of the fuel audit, which could require us to make a substantial refund of previously recovered revenue and adversely impact our results of operations and financial condition. We expect the fuel audit to be completed by the first quarter of 2004. For more information on the fuel adjustment clauses and the fuel audit, please read "Business--Regulatory Matters, Industry Developments and Franchises--Rates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cleco Power--Management's Narrative Analysis of the Results of Operations--General Factors Affecting Cleco Power--Fuel and power purchased are primarily affected by the following factors:" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could negatively impact our results of operations and our ability to conduct our business.

   In 2002, we identified certain energy trading activities and other transactions between us and certain subsidiaries of Cleco Corporation, our parent company. We have determined that certain of these activities and transactions may have violated the Public Utility Holding Company Act of 1935 as well as various statutes and regulations administered by the LPSC and the FERC. We have contacted the appropriate regulatory agencies, which has led to formal investigatory proceedings by the LPSC and the FERC. We have also received requests for information from the CFTC relating to "round-trip trades" that we identified and reporting of trading activities to trade publications. For more information on these trading activities, transactions and proceedings, please read Notes 11 (Review of Trading Activities) and 13 (Gas Transportation Charges) to our Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

   We are unable to predict what action the LPSC and the FERC will take with regard to these activities and transactions. The LPSC and the FERC could require the refunding of revenues relating to the activities and transactions and could impose penalties and restrictions on us as a result of their findings with respect to these activities and transactions. The FERC could also elect to suspend our power marketer authorizations and related authorizations. Moreover, these continuing governmental investigations may result in determinations of violations in addition to those described in the Form 10-K. If the FERC were to suspend our power marketer authorizations or other authorizations, or if other significant remedial actions were taken by the regulatory agencies involved, our results of operations and our ability to conduct our business could be materially adversely affected. In addition, we anticipate that certain of these trading activities and other transactions will be reviewed in our pending LPSC fuel audit and may affect the ultimate outcome of the audit.

The expiration of our current rate stabilization plan in September 2004 could result in a reduction in our regulated rate of return and negatively affect our results of operations.

   Our retail power rates for residential, commercial and industrial customers and other retail sales are regulated by the LPSC. Under a rate stabilization plan approved by the LPSC, we are allowed to realize a regulatory return on equity of up to 12.625%, with returns above that level being refunded to customers in the form of billing credits. Our rate stabilization plan expires in September 2004, at which time the LPSC may order a new plan or extend the existing plan with or without modification. The LPSC could reduce our regulated rate of return in establishing a new plan or modifying our existing plan, which would have a negative effect on our results of operations by reducing our revenue and profitability. For more information on our retail rates and the rate stabilization plan, please read "Business--Regulatory Matters, Industry Developments and Franchises--Rates" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

The expiration of, or the nonperformance by counterparties under, agreements by which we obtain a significant portion of our purchased power could result in an increase in the price at which we provide that power and materially adversely affect our financial condition and results of operations.

   We do not supply all of our customers' power requirements from the generation facilities we own and must purchase additional power from the wholesale power market. During 2002, we obtained approximately 40% of our power needs under three long-term power purchase agreements with Williams Energy Marketing & Trading Company (Williams Energy), a subsidiary of Williams Companies, Inc., and Dynegy Power Marketing, Inc. (Dynegy Power), a subsidiary of Dynegy Inc. Substantially all of the obligations under these agreements expire on December 31, 2004. If either Williams Energy or Dynegy Power fails to provide power to us in accordance with the power purchase agreements, we would likely have to obtain replacement power at then-prevailing market prices to meet our customers' demands. The power market can be volatile, and the prices at which we would obtain replacement power could be higher than the prices we currently pay under the power purchase agreements. The LPSC may not allow us to recover, through an increase in rates or through our fuel adjustment clause, part or all of any additional amounts we may pay in order to obtain replacement power. If this occurred, our financial condition and results of operations could be materially adversely affected.

   On March 14, 2003, we made an informational filing with the LPSC requesting approval to issue a request for proposals for either purchased power or the purchase of generation facilities for up to 750 MW of power beginning January 1, 2005. We may not be able to obtain purchased power or generation facilities on terms comparable to those in our power purchase agreements with Williams Energy and Dynegy Power or at all. The LPSC may not allow us to recover part or all of any additional amounts we may pay under new power purchase agreements, in order to obtain new generation facilities or otherwise as a result of the expiration of our existing power purchase agreements, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to arrange for the renewal of our revolving credit facility on acceptable terms, our financial condition could be materially adversely affected.

   Our existing $107.0 million revolving credit facility is scheduled to terminate on June 4, 2003. The facility provides that borrowings outstanding on the maturity date may be converted into a one-year term loan. Concurrent with the offering of the notes, we expect to enter into a new $75.0 million 364-day revolving credit facility. The new facility will replace our existing $107.0 million revolving credit facility. We cannot assure you that we will be able to enter into a new revolving credit facility on terms that are acceptable to us. If we are unable to enter into a new revolving credit facility on terms that are acceptable to us, our financial condition could be materially adversely affected. Any new facility or future indebtedness may include terms that are more restrictive or burdensome than those of our current credit facility and other indebtedness. This may negatively impact our ability to operate our business.

A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our businesses.

   On March 26, 2003, Standard & Poor's Ratings Services affirmed its BBB senior unsecured debt ratings of Cleco Power. Cleco Power's senior unsecured debt ratings were taken off CreditWatch, but Standard & Poor's stated that "the outlook for the ratings is negative due to continued uncertainties surrounding the company's [Cleco Corporation's] unregulated merchant energy activities." On March 24, 2003, Moody's Investors Service downgraded the senior unsecured debt ratings of Cleco Power to Baa1 from A3. Moody's noted that the ratings outlook for Cleco Power is stable. Moody's stated that "the downgrades reflect deterioration in the credit quality of Cleco's [Cleco Corporation's] unregulated power plants and the adverse underlying market conditions for merchant generation in the SERC [Southeastern Electric Reliability Council] region." We cannot assure you that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, the value of the notes would likely be adversely affected and our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

Our costs of compliance with environmental laws are significant and the cost of compliance with new environmental laws could adversely affect our profitability.

   Our businesses are subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business, operations and financial condition could be adversely affected.

Other factors could adversely affect our results of operations.

   For a discussion of general factors affecting our business and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Cleco Power--Management's Narrative Analysis of the Results of Operations--General Factors Affecting Cleco Power" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Risks Related to the Notes

A public market does not currently exist for the notes and a market may not develop or be sustained.

   The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange or included in any automated quotation system. Each of the underwriters has informed us that it intends to make a market in the notes after this offering is completed. However, the underwriters are not required to make a market and may cease their market-making at any time. There can be no assurance that an active trading market for the notes will develop or, if a market develops, that it will be liquid or sustainable. If an active trading market does not develop or is not sustained, the market price of the notes would likely be adversely affected.

                                CAPITALIZATION

   The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2002, on an historical basis and as adjusted to reflect the sale of the notes and the application of the net proceeds therefrom as described under "Use of Proceeds." You should read this table in conjunction with our financial statements, related notes and other financial information we have incorporated by reference in this prospectus supplement.

                                                              December 31, 2002
                                                             --------------------
                                                                 (Unaudited)
                                                              Actual  As Adjusted
                                                             -------- -----------
                                                                (In thousands)
Cash and cash equivalents................................... $ 69,167     $
                                                             ========     ==
Short-term debt, including current portion of long-term debt $132,000     $
                                                             --------     --
Long-term debt:
   First mortgage bonds..................................... $ 60,000     $
   Notes offered hereby.....................................
   Other long-term debt, excluding current portion..........  275,517
                                                             --------     --
       Total long-term debt................................. $335,517     $

Member's equity.............................................  423,816
                                                             --------     --
       Total capitalization................................. $759,333     $
                                                             ========     ==

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                Year Ended December 31,
                                           ---------------------------------
                                           2002  2001  2000  1999(2) 1998(2)
                                           ----- ----- ----- ------- -------
    Ratio of Earnings to Fixed Charges (1) 4.04x 4.17x 4.05x  3.89x   3.80x

   -----
   (1) For the purpose of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of debt expense and premiums, net, and an estimate of the interest within rental expense.

   (2) Our ratio of earnings to fixed charges for the periods prior to July 1, 1999 includes the results of former subsidiaries that were transferred to Cleco Corporation in connection with our reorganization into a holding company structure on July 1, 1999.

                                USE OF PROCEEDS

   We intend to use approximately $     million of the net proceeds from the
sale of the notes to pay down indebtedness under our $107.0 million revolving credit facility. As of March 31, 2003, there was $107.0 million drawn on the facility. At March 31, 2003, our borrowing rate under this facility was equal to the London Interbank Offered Rate (LIBOR) plus 0.75%, and the weighted average interest rate on the borrowings was 2.22%.

                         SUMMARY FINANCIAL INFORMATION

   The following table presents certain summary financial data and is derived from our audited financial statements. The data set forth below should be read together with our historical financial statements, the notes to those statements and other financial information we have incorporated by reference into this prospectus supplement. Our financial information for periods prior to July 1, 1999 includes the results of former subsidiaries that were transferred to Cleco Corporation, the owner of all of our membership interests, in connection with our reorganization into a holding company structure on July 1, 1999.

   We have included EBITDA in our summary financial information because it is a key measure used by the banking and investing communities in their evaluation of economic performance. In addition, we expect that EBITDA will be a key measure in the calculation of financial covenants in our new revolving credit facility. Accordingly, we believe that disclosure of EBITDA provides useful information to investors because it is frequently cited by financial analysts in evaluating a company's performance. We calculate EBITDA by starting with net income applicable to member's equity and then adding back total interest charges, income taxes, depreciation and amortization. We also adjust net income applicable to member's equity for certain extraordinary items that we determine do not occur on a yearly basis but instead occur on an unpredictable basis, such as restructuring charges. The adjustments due to these items may be an addition to or subtraction from net income applicable to member's equity depending on the nature of the item. EBITDA is not defined under generally accepted accounting principles in the United States (GAAP). A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so excluded or included in the most directly comparable GAAP measure. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP and is not indicative of operating income or cash flow from operations as determined under GAAP. In addition, our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate it in the same fashion. In the tables below that follow the summary of operations, balance sheet and other data tables, we reconcile EBITDA to net income applicable to member's equity and to net cash provided by operating activities, the most directly comparable financial measures calculated and presented in accordance with GAAP in our estimation. We also present several ratios that include EBITDA. Please be aware that the ratios we present may not be comparable to other similarly titled ratios computed by other companies, because all companies do not calculate the underlying items being compared in the same fashion.

                                                                   Year Ended December 31,
                                                             ----------------------------------
                                                                2002        2001        2000
                                                             ----------  ----------  ----------
                                                                (In thousands, except ratios)
Summary of Operations:
Operating revenue (1)....................................... $  595,489  $  628,733  $  632,046
Operating expenses (1)......................................    477,860     518,596     510,221
                                                             ----------  ----------  ----------
Operating income............................................ $  117,629  $  110,137  $  121,825
Total interest charges......................................     29,091      26,819      28,722
                                                             ----------  ----------  ----------
Net income applicable to member's equity.................... $   59,574  $   59,138  $   59,857
                                                             ==========  ==========  ==========

Balance Sheet Data:
Cash and cash equivalents................................... $   69,167  $    3,123  $    2,224
Total utility plant, net....................................  1,013,080     976,938     981,484
Total assets................................................  1,338,495   1,190,076   1,213,899

Short-term debt, including current portion of long-term debt    132,000      88,742      66,397
Long-term debt..............................................    335,517     310,458     335,282
                                                             ----------  ----------  ----------
Total debt.................................................. $  467,517  $  399,200  $  401,679
Member's equity.............................................    423,816     413,456     407,110

Other Data:
Cash provided by operating activities....................... $  134,405  $  100,306  $   98,214
EBITDA......................................................    181,169     167,841     169,364
Ratio of EBITDA to total interest charges...................      6.23 x       6.26x       5.90x
Ratio of total debt to EBITDA...............................       2.58x       2.38x       2.37x

--------
(1) Certain reclassifications have been made to conform operating revenue and operating expenses for 2000 to 2001 to the presentation used in our 2002 financial statements. These reclassifications had no effect on net income.

   The following table reconciles EBITDA to net income applicable to member's equity:

                                                Year Ended December 31,
                                               --------------------------
                                                 2002     2001     2000
                                               -------- -------- --------
                                                     (In thousands)
      Net income applicable to member's equity $ 59,574 $ 59,138 $ 59,857
      Restructuring charge (1)................    8,099       --       --
      Federal and state income taxes..........   32,172   31,290   30,998
      Total interest charges (2)..............   29,091   26,819   28,722
      Depreciation (2)........................   52,233   50,594   49,787
                                               -------- -------- --------
      EBITDA.................................. $181,169 $167,841 $169,364
                                               ======== ======== ========

--------
(1) In the fourth quarter 2002, we completed an organizational restructuring which resulted in a charge to earnings of $8.1 million before taxes.
(2) Substantially all of our amortization charges are included in total interest charges and depreciation.

   The following table reconciles EBITDA to net cash provided by operating activities:

                                                          2002      2001      2000
                                                        --------  --------  --------
                                                               (In thousands)
EBITDA................................................. $181,169  $167,841  $169,364
Adjustments to reconcile EBITDA to net cash provided by
  operating activities:
   Amortization........................................    1,176       879       946
   Restructuring charge................................   (8,099)       --        --
   Federal and state income taxes......................  (32,172)  (31,290)  (30,998)
   Total interest charges..............................  (29,091)  (26,819)  (28,722)
   Allowance for other funds used during construction..   (2,719)     (769)     (507)
   Amortization of investment tax credits..............   (1,743)   (1,765)   (1,742)
   Provision for doubtful accounts.....................      688     2,018     1,221
   Deferred income taxes...............................   56,926   (11,993)    6,851
   Deferred fuel costs.................................   11,538    (4,362)   (6,255)
   Changes in assets and liabilities:
       Accounts receivable.............................   (7,677)   17,478   (22,013)
       Accounts and notes receivable - affiliates......   (4,443)    1,074    20,168
       Unbilled revenues...............................   (1,194)   12,061    (9,798)
       Fuel, materials and supplies inventory..........      526    (4,381)    2,862
       Prepayments.....................................     (433)     (326)      828
       Accounts payable................................    5,886   (13,428)   12,209
       Accounts payable - affiliates...................     (915)   (5,271)    2,601
       Customer deposits...............................      370       221       121
       Other deferred accounts.........................   (3,296)   (2,855)   (3,379)
       Taxes accrued...................................  (33,935)   (1,237)   (8,910)
       Interest accrued................................     (344)     (451)     (767)
       Other, net......................................    2,187     3,681    (5,866)
                                                        --------  --------  --------
Net cash provided by operating activities.............. $134,405  $100,306  $ 98,214
                                                        ========  ========  ========

                           DESCRIPTION OF THE NOTES

General

   We have summarized below various provisions of the notes. Because this discussion is only a summary, it does not necessarily contain all of the information you should consider. Our debt securities and the indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group Inc.) and The Bank of New York (as successor to Bankers Trust Company) as trustee, as amended and supplemented from time to time, pursuant to which the notes will be issued are more fully described in the accompanying prospectus. Additionally, the indenture is an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The following summary of the notes is qualified in its entirety by reference to the indenture. In this prospectus supplement, we refer to the trustee under the indenture as the "trustee" or the "notes trustee," depending on the context.

   We will issue the notes as a series of debt securities under the indenture in denominations of $1,000 and integral multiples of $1,000. The notes will be
limited in principal amount to $     million, provided, however, that this
amount may in the future be increased pursuant to the provisions of the indenture without the consent of the holders of the notes. The notes will constitute our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt. The notes will not be subject to any sinking fund provision.

   The indenture does not limit the aggregate principal amount of unsecured debt securities that we can issue under it and provides that we may issue debt securities from time to time in one or more series up to the aggregate principal amount authorized by us for a particular series. We may, from time to time, without the consent of the holders of the notes, issue notes or other debt securities under the indenture in addition to the notes offered by this prospectus supplement. At December 31, 2002, we had $240.0 million principal amount of debt securities outstanding under the indenture, consisting of $165.0 million principal amount of medium-term notes and $75.0 million principal amount of insured quarterly notes.

Ranking; Certain Covenants Relating to the Notes

   The notes will rank equally with all of our other unsecured and unsubordinated indebtedness. As of December 31, 2002, we had outstanding $60.0 million aggregate principal amount of first mortgage bonds. Holders of the first mortgage bonds would have a prior claim on certain of our material assets upon dissolution, winding up, liquidation or reorganization by us. We may issue mortgage bonds in addition to the first mortgage bonds currently issued and outstanding. So long as any debt securities issued under the indenture, including the notes, remain outstanding, the indenture prohibits us, subject to certain exceptions, from creating or permitting any mortgage, lien or similar encumbrance on any of our properties, unless we secure such debt securities equally and ratably with the mortgage being created or permitted. For more information regarding this limitation on mortgages and liens, including the exceptions to such limitation, and on another restrictive covenant applicable to the notes, please read "Description of the Debt Securities--Ranking; Limitations on Mortgages and Liens" and "--Consolidation, Merger, Sale or Conveyance" in the accompanying prospectus.

Maturity

   The entire principal amount of the notes, unless previously redeemed or otherwise repaid, will mature and become due and payable, together with any
unpaid interest accrued to (but excluding) the maturity date, on           ,
    . In the event that the maturity date or any redemption date is not a business day, then payment of principal and any interest will be made on the next business day, without any interest or other payment in respect of the delay.

Interest

   Each note will bear interest at     % per year from the date of original
issuance, payable in arrears on          and          of each year to the
person in whose name the note is registered at the close of business on the calendar day of the month preceding the month in which the applicable interest payment date falls. Interest accrued on the notes that is payable at maturity or earlier redemption will be payable to the persons entitled to payment of principal as a result of maturity or redemption, as the case may be.
The initial interest payment date is             , 2003, and the payment on
that date will include all interest accrued from the date of issuance. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, then payment of the interest will be made on the next business day, without any interest or other payment in respect of the delay. In addition, if there has been a default in the payment of interest on any note, the defaulted interest may be payable to the holder of the note as of the close of business on a date selected by the trustee not more than 15 days and not less than 10 days prior to the date proposed by us for payment of this defaulted interest, and not less than 15 days after the receipt by the trustee of our notice of the proposed payment, or in any other lawful manner as provided in the indenture.

Optional Redemption

   Each of the notes will be redeemable as a whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:

  .   100% of the principal amount of such notes, and

  . the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of unpaid interest to the date of redemption) discounted to the redemption date semiannually (assuming a 360-day year consisting of twelve 30-day months) at the
      Treasury Rate (as defined below), plus      basis points,

plus in either case accrued and unpaid interest on the notes to (but excluding) the date of redemption.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

   "Independent Investment Banker" means an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banking institution at least 30 business days prior to the redemption date, or if the institution we appoint is unwilling or unable to select the Comparable Treasury Issue, the selection will be made by BNY Capital Markets, Inc. or, if it is unwilling or unable to make the selection, by an independent investment banking institution of national standing appointed by the trustee.

   "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or (2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

   "Reference Treasury Dealer" means each of BNY Capital Markets, Inc., Banc
One Capital Markets, Inc.,                  and         , and their respective
successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall replace that former dealer with another Primary Treasury Dealer.

   We or the trustee will mail notice of any redemption between 30 days and 60 days before the redemption date to each holder of the notes to be redeemed.

Defeasance and Covenant Defeasance

   We will be discharged from all of our obligations with respect to the notes, except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the notes of money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and/or interest, if any, on the notes on the maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the deposited money or government obligations in accordance with their terms. This defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge were not to occur.

   In certain circumstances, we may omit to comply with specified restrictive covenants applicable to the notes. In those circumstances, the occurrence of certain events of default, which are described in the accompanying prospectus under "Description of the Debt Securities--Events of Default," will be deemed not to be or result in an event of default with respect to the notes. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of the notes, money or U.S. government obligations, or both. A deposit by us in this manner will provide money in an amount sufficient to pay the principal and/or interest, if any, on the notes on the respective stated maturity date in accordance with the terms of the indenture and the notes through the payment of principal and interest in respect of the money or government obligations in accordance with their terms. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the notes will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. In the event we exercise this option with respect to any notes and the notes are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust would be sufficient to pay amounts due on the notes at the time of their stated maturity, but might not be sufficient to pay amounts due on the notes upon any acceleration resulting from the event of default. In this case, we would remain liable for those payments.

Book-Entry Only Issuance--The Depository Trust Company

   The Depository Trust Company will act as the initial securities depository for the notes. The notes will be issued only as fully registered securities in the name of Cede & Co., the depository's nominee. One or more fully registered global notes will be issued, representing in the aggregate the total principal amount of notes offered by this prospectus supplement, and will be deposited with the depository. Unless and until it is exchanged in whole or in part for notes in certificated form, no global note may be transferred except as a whole by the depository or a nominee of the depository. A global note will be exchangeable for notes in certificated form only if:

  . the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 60 days, or

  . we, in our sole discretion, determine that a global note will be exchangeable for certificated notes.

   For more information about notes in global and certificated form and the depository and its procedures, please read "Description of the Debt Securities--Form, Denomination and Registration; Book-Entry System" in the accompanying prospectus.

Concerning the Trustee

   The notes trustee is a lender under our revolving credit facility. We plan to use the net proceeds from this offering to repay borrowings under the facility. See "Use of Proceeds." BNY Capital Markets, Inc., one of the underwriters, is an affiliate of the notes trustee.

                                 UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, we have agreed to sell to each of the underwriters named below and each of the underwriters severally has agreed to purchase the principal amount of the notes set forth opposite its name below:

                                                 Principal Amount
                       Name                          of Notes
                       ----                      ----------------
               BNY Capital Markets, Inc.........        $
               Banc One Capital Markets, Inc....
               Hibernia Southcoast Capital, Inc.
               Morgan Keegan & Company, Inc.....
                                                        --
                  Total.........................        $
                                                        ==

   In the underwriting agreement, the underwriters have agreed to purchase all of the notes offered if any of the notes are purchased.

   We expect the expenses associated with the offer and sale of the notes to be
approximately $      .

   The underwriters propose to offer the notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement
and to certain dealers at such price less a concession not in excess of     %
per note. The underwriters may allow, and such dealers may reallow, a discount
not in excess of     % per note to certain other dealers. After the initial
public offering, the public offering price, concession and discount may be changed.

   Prior to this offering, there has been no public market for the notes. The notes will not be listed on any securities exchange or quoted in any automated dealer quotation system. The underwriters have advised us that they each intend to make a market in the notes. The underwriters will have no obligation to make a market in the notes, however, and may cease market-making activities, if commenced, at any time. There can be no assurance of a secondary market for the notes or that the notes may be resold.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include stabilizing transactions and purchases to cover short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purposes of preventing or retarding a decline in the market price of the notes. Short positions involve the sale by an underwriter of a greater number of notes than it is required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to broker dealers in respect of the notes sold in the offering for their account may be reclaimed if such notes are repurchased in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

   The underwriters or their affiliates in the past have provided investment banking and/or commercial banking services and other financial services to us and our affiliates and have received compensation and expense reimbursement for these services. The underwriters or their affiliates may in the future provide investment banking and/or commercial banking services and other financial services to us or our affiliates for which they will receive compensation and expense reimbursement. This offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

   We plan to use the net proceeds from this offering to repay borrowings under our revolving credit facility. See "Use of Proceeds." Each of the underwriters is an affiliate of one of the lenders under the facility.

                             VALIDITY OF THE NOTES

   The validity of the notes offered by this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas, and for the underwriters by Sidley, Austin, Brown & Wood LLP, New York, New York. R. O'Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection.

                                    EXPERTS

   The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

CLECO POWER LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400

                                 $200,000,000

                                Debt Securities

                               -----------------

   We may offer and sell up to $200,000,000 of our debt securities in one or more series by using this prospectus. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                The date of this prospectus is April 26, 2001.

                               Table of Contents

              About This Prospectus..........................  1
              Disclosure Regarding Forward-Looking Statements  2
              The Company....................................  3
              Ratio of Earnings to Fixed Charges.............  4
              Use of Proceeds................................  4
              Description of the Debt Securities.............  4
              Plan of Distribution........................... 12
              Where You Can Find More Information............ 14
              Validity of Securities......................... 14
              Experts........................................ 14

                             About This Prospectus

   This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission, or "SEC," using a "shelf" registration process. By using this process, we may offer up to $200 million of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the "Where You Can Find More Information" section of this prospectus.

   References in this prospectus to "the Company," "we," "us" or other similar terms mean Cleco Power LLC, unless the context clearly indicates otherwise. We are the successor to Cleco Utility Group Inc., a Louisiana corporation, as the result of a merger of Cleco Utility Group with and into us on December 31, 2000. Accordingly, references in this prospectus to "the Company," "we," "us" or other similar terms mean and include Cleco Utility Group, if the references are to events or facts occurring or existing prior to the merger.

   You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell debt securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

                Disclosure Regarding Forward-Looking Statements

   This prospectus, including the information incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events, our future financial performance, future legislative and regulatory changes affecting our business and other matters. These forward-looking statements are based on management's beliefs as well as assumptions made by and information currently available to management. Although we believe the expectations reflected in these forward-looking statements are reasonable, these forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties that could cause the actual results to differ materially from our expectations.

   When used, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with these forward-looking statements, the following list identifies some of the factors that could cause our actual results to differ materially from those contemplated in any of our forward-looking statements:

    . unusual weather conditions, catastrophic weather-related damage, unscheduled generation outages, unusual maintenance or repairs, unanticipated changes to fuel costs, gas supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments, environmental incidents or electric transmission or gas pipeline system constraints;

    . increased competition in the electric industry, including effects of industry restructuring or deregulation, transmission system operation or administration, retail wheeling or cogeneration;

    . unanticipated changes in rate-setting policies or procedures, recovery of investments made under traditional regulation and the frequency and timing of rate increases;

    . financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the SEC, the Federal Energy Regulatory Commission, or "FERC," the Louisiana Public Service Commission, or "LPSC," or similar entities with regulatory or accounting oversight;

    . economic conditions, including inflation rates and monetary fluctuations;

    . changing market conditions and a variety of other factors associated with physical energy and financial trading activities, including, but not limited to price, basis, credit, liquidity, volatility, capacity, transmission, interest rate and warranty risks;

    . employee workforce factors, including changes in key executives;

    . cost and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters;

    . changes in federal, state or local legislative requirements, such as changes in tax laws or rates, regulating policies or environmental laws and regulations; and

    . other factors we discuss in the related prospectus supplement, including those outlined in "Risk Factors," if any.

   We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

                                  The Company

   We are a Louisiana limited liability company and a wholly owned principal subsidiary of Cleco Corporation, a diversified energy service holding company. We are an electric utility that provides generation, transmission and distribution electric utility operations subject to the jurisdiction of the LPSC. We provide electric utility services to approximately 249,000 retail and wholesale customers in 63 communities and rural areas in a 14,000-square-mile region in the State of Louisiana. Cleco Corporation, subject to certain limited exceptions, is exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our phone number at this address is (318) 484-7400.

   On December 31, 2000, Cleco Utility Group Inc., a wholly owned subsidiary of Cleco Corporation, converted its form of business organization from a corporation to a limited liability company by merging with and into us. This conversion was effected in order to lessen Cleco Utility Group's Louisiana state tax obligations. We held no significant assets or liabilities prior to the conversion. As a result of the conversion, we acquired all of Cleco Utility Group's assets and assumed all of its liabilities. We obtained the necessary regulatory approvals from the FERC and the LPSC prior to engaging in the conversion.

   Cleco Utility Group, formerly named Cleco Corporation, was incorporated under the laws of the State of Louisiana on January 2, 1935. Effective July 1, 1999, Cleco Utility Group was reorganized into a holding company structure. This reorganization resulted in the creation of a holding company, Cleco Corporation, which became the owner of all of Cleco Utility Group's outstanding stock. This stock was converted into membership interests in us in the conversion of Cleco Utility Group.

Selected Financial Data

   The following table presents our selected financial data and is derived from our audited financial statements. The data set forth below should be read together with our historical financial statements, the notes to those statements and other financial information we have incorporated by reference into this prospectus. Our financial information for periods prior to July 1, 1999 includes the results of former subsidiaries that were transferred to Cleco Corporation, the owner of all of our membership interests, in connection with our reorganization into a holding company structure.

                                            As of and for the Year Ended December 31,
                                ------------------------------------------------------------------
                                    1996          1997          1998          1999       2000(1)
                                ----------    ----------    ----------    ----------    ----------
                                      (In thousands, except per share and dividend amounts)
Income Statement Data
Operating Revenues............. $  437,121    $  456,245    $  515,175    $  751,561    $  645,629
Net Income..................... $   50,061    $   50,402    $   51,664    $   55,636    $   59,857
Basic EPS...................... $     2.23    $     2.24    $     2.30    $     2.47            --
Diluted EPS.................... $     2.16    $     2.18    $     2.24    $     2.43            --
Cash dividends per common share $     1.53    $     1.57    $     1.61    $     3.96            --
Balance Sheet Data
Total Assets................... $1,309,771(2) $1,344,044(2) $1,350,454(2) $1,290,979(2) $1,303,632
Long-Term Debt, net............ $  340,859    $  365,897    $  343,042    $  360,339    $  335,282
Redeemable Preferred Stock..... $    6,372    $    6,120    $    5,680            --            --

--------
(1) We no longer report Basic EPS, Diluted EPS or Cash dividends per common share, because such per share information is not relevant to us as a limited liability company that is wholly owned by a single member.
(2) Certain reclassifications have been made to conform Total Assets for the period from 1996 to 1999 to the presentation used in our 2000 financial statements. These reclassifications had no effect on net income applicable to member's equity and common stock, total common shareholders' or member's equity or cash flows.

                      Ratio of Earnings to Fixed Charges

                                              Year Ended December 31,
                                       ------------------------------------
                                       1996(1) 1997(1) 1998(1) 1999(1) 2000
                                       ------- ------- ------- ------- ----
    Ratio of Earnings to Fixed Charges  3.70x   3.74x   3.80x   3.89x  4.05x

--------
(1) Our ratio of earnings to fixed charges for periods prior to July 1, 1999 includes the results of former subsidiaries that were transferred to Cleco Corporation in connection with our reorganization into a holding company structure.

                                Use of Proceeds

   Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of debt securities offered by this prospectus for general corporate purposes. The purposes may include, but are not limited to:

    . working capital,

    . capital expenditures,

    . equity investments in existing and future projects,

    . acquisitions,

    . the payment of distributions to Cleco Corporation, and

    . the repayment or refinancing of our indebtedness, including intercompany indebtedness.

                      Description of the Debt Securities

   We may from time to time offer debt securities consisting of our unsecured debentures, notes (including notes commonly known as medium-term notes) or other evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $200 million pursuant to this prospectus. We refer to these debentures, notes or other evidences of indebtedness as the "debt securities." The following description highlights the general terms and provisions of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

   The debt securities will be issued under an indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group Inc.) and Bankers Trust Company, as supplemented and amended. The Bank of New York is the current trustee under the indenture. Copies of the indenture and the Agreement of Resignation, Appointment and Acceptance under which The Bank of New York succeeded Bankers Trust Company as trustee under the indenture are included among the exhibits to the registration statement of which this prospectus is a part.

   We have summarized selected provisions of the indenture below. The summary is not complete. You should read the indenture filed as an exhibit to the registration statement of which this prospectus is a part for any provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. In describing the provisions of the indenture, we use the term "corporation" as it is defined in the indenture. The indenture defines "corporation" to include corporations, associations, companies, including limited liability companies, and business trusts.

   Unless otherwise indicated in a prospectus supplement, the covenants contained in the indenture and the debt securities would not necessarily afford holders of the debt securities protection in the event of a disposition of one or more of our generating facilities or a highly leveraged or other transaction involving us, including a decline in our credit quality, that may adversely affect holders.

General

   The indenture does not limit the principal amount of unsecured debentures, notes or other obligations that we may issue under it from time to time in one or more series. The term "indenture securities," as used in this prospectus, refers to all of these obligations issued and issuable under the indenture from time to time and includes the debt securities. We may issue additional indenture securities, in addition to the debt securities, in the future under the indenture. At September 30, 2000, we had approximately $240 million principal amount of indenture securities issued and outstanding under the indenture.

   A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

    . the title and series of the debt securities;

    . the total principal amount of the debt securities;

    . any limit on the aggregate principal amount of a series of debt securities;

    . the date on which the principal of the debt securities is payable;

    . the interest rate that the debt securities will bear, if any, including any method or formula to determine such rate, and the interest payment dates for the debt securities;

    . the place where the principal, premium, if any, and/or interest, if any, on the debt securities will be payable;

    . any optional redemption periods and the terms of that option;

    . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

    . the manner in which payments of principal, premium, if any, and/or interest, if any, on the debt securities will be determined, if these amounts will be based on an index, formula or other method;

    . the currency in which payment of principal, premium, if any, and interest, if any, on the debt securities will be payable, if other than U.S. currency; and

    . any other terms of the debt securities. (Section 301)

Ranking; Limitations on Mortgages and Liens

   The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. As of September 30, 2000, we had outstanding $60 million aggregate principal amount of first mortgage bonds issued under and secured by an Indenture of Mortgage, dated as of July 1, 1950, between us and Bank One, Louisiana, N.A., formerly The National Bank of Commerce in New Orleans, as trustee. In this prospectus, we sometimes refer to this Indenture of Mortgage as the "mortgage indenture." Holders of the first mortgage bonds issued under the mortgage indenture would have a prior claim on certain of our material assets upon dissolution, winding up, liquidation or reorganization by us. We may issue mortgage bonds under the mortgage indenture in addition to the first mortgage bonds currently issued and outstanding.

   So long as any indenture securities remain outstanding, the indenture prohibits us from creating or permitting any mortgage, lien or similar encumbrance, which we call a "mortgage," on any of our properties, unless we secure the indenture securities equally and ratably with the mortgage being created or permitted. This prohibition does not apply to:

    . mortgages to secure first mortgage bonds issued under the mortgage indenture;

    . "permitted liens" as defined in the Twenty-Fifth Supplemental Indenture to the mortgage indenture;

    . the following mortgages, provided that the mortgages do not apply to property owned by us or one of our subsidiaries, other than unimproved real property on which the construction or improvement is located:

       . mortgages to secure or provide for the payment of the purchase price or cost of property acquired, constructed or improved after the date of the indenture that are created or assumed

       --within 120 days after the acquisition or completion of construction or improvement or

       --within six months of the 120-day period, if pursuant to a firm commitment for financing arrangements, or

       . mortgages on any property existing at the time the property is acquired;

    . existing mortgages of a corporation merged with or into us or one of our subsidiaries;

    . mortgages of any corporation existing at the time it becomes one of our subsidiaries;

    . mortgages securing debt owed by one of our subsidiaries to us or to another one of our subsidiaries;

    . mortgages in favor of governmental bodies to secure advances or other payments under any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to these mortgages, including mortgages to secure pollution control or industrial revenue bonds;

    . mortgages to secure loans to us or one of our subsidiaries maturing within 12 months and made in the ordinary course of business;

    . mortgages on any property, including any natural gas, oil or other mineral property, to secure all or part of the cost of exploration, drilling or development of the property or to secure debt incurred to provide funds for any of these costs;

    . mortgages existing on the date of the indenture;

    . certain mortgages typically incurred in the ordinary course of business, including mortgages resulting from legal proceedings contested in good faith;

    . mortgages for extending, renewing or replacing indebtedness secured by any of the mortgages described in the bullet point items above, so long as

       . the principal amount of the indebtedness secured by these mortgages is not more than the principal amount of indebtedness secured at the time of the extension, renewal or replacement plus any premiums incurred in retiring the indebtedness and

       . the mortgage for the extension, renewal or replacement is limited to the original property or indebtedness;

    . mortgages on any property of one of our subsidiaries, except that the prohibition does apply if the property of the subsidiary is being used to secure any of our indebtedness; or

    . the issuance, assumption or guarantee by us or one of our subsidiaries of indebtedness secured by a mortgage up to an amount that, together with all other secured indebtedness of ours that does not fall under one of the above exceptions, is less than 5% of our "consolidated net tangible assets," which consists of:

       . the total amount of assets appearing on our balance sheet or consolidated balance sheet, minus certain amounts for depreciation, intangible assets and other items. (Section 1009)

Modification of the Indenture

   We and the trustee may modify the indenture without the consent of holders of indenture securities to do certain things, such as to establish the form and terms of a series of indenture securities or to add to our covenants under the indenture for the benefit of holders. (Section 901) Additionally, with certain exceptions, we and the trustee may modify the indenture or the rights of the holders of indenture securities if we obtain the consent of the holders of at least 50% in principal amount of all outstanding indenture securities affected by the modification. However, modifications of provisions of the indenture involving the following items will not be effective against any holder without the holder's consent:

    . the principal, premium or interest payment terms of any indenture security;

    . waivers of past defaults or certain requirements for quorum and voting;
      and

    . with certain exceptions, percentage requirements for modification or waiver of provisions of the indenture. (Section 902)

Events of Default

   With respect to indenture securities of a particular series, the following are events of default under the indenture:

    . failure for three "business days" (as defined in the indenture) after payment is due to pay principal and/or premium, if any, on any indenture security of the particular series;

    . failure for 30 days after payment is due to pay interest on any indenture security of the particular series;

    . failure for three business days after payment is due to make any sinking fund installment required by the terms of the particular series;

    . with certain exceptions, violation of any covenant or warranty made by us in the indenture that persists for at least 60 days after we have been notified of the violation in the manner provided in the indenture by the trustee or by the holders of 10% of the particular series;

    . default under other mortgages or instruments or under other series of indenture securities resulting in acceleration of indebtedness of over $5 million, unless the default is rescinded or discharged within 90 days after we are given notice in the manner provided in the indenture regarding the default from the trustee or from the holders of 25% of the particular series;

    . certain events of bankruptcy, insolvency or reorganization; and

    . any other event of default provided with respect to the particular series. (Section 501)

   An event of default for a particular series of indenture securities does not necessarily constitute an event of default for any other series of indenture securities issued under the indenture.

   If an event of default occurs and continues, either the trustee or the holders of at least 25% of the series may declare those indenture securities due and payable. (Section 502) Holders of a majority of a series of indenture securities may waive past defaults for that series under certain circumstances. (Section 513) We must furnish annually to the trustee a statement regarding performance by us of certain of our obligations under the indenture and any related defaults. (Section 1005)

Satisfaction and Discharge of Indenture

   With certain exceptions, we will be discharged from our obligations under the indenture with respect to any series of indenture securities by

    . delivering all outstanding indenture securities (other than indenture securities to which specified conditions apply) to the trustee for cancellation and paying all other amounts payable by us under the indenture, or

    . paying the principal, premium, if any, interest, if any, and any other amounts payable by us under the indenture when

       . all outstanding indenture securities (other than indenture securities to which specified conditions apply) have become due and payable or will become due and payable within one year, or

       . for indenture securities redeemable at our option, such indenture securities are to be called for redemption within one year under arrangements satisfactory to the trustee.

In addition to the requirements described above, we must also deliver a specified certificate and opinion of counsel to the trustee relating to the satisfaction and discharge of the indenture in order to be discharged from our obligations under the indenture. (Section 401)

Consolidation, Merger, Sale or Conveyance

   The indenture allows us to consolidate or merge with another corporation or sell, lease or convey all or substantially all of our assets to another corporation only if

    . we will be the surviving corporation, or the successor corporation is incorporated in the United States and assumes all of our obligations under the indenture securities and the indenture in a manner satisfactory to the trustee and

    . no default exists immediately after the transaction. (Section 801)

Form, Denomination and Registration; Book-Entry System

   Unless otherwise indicated in a prospectus supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples of $1,000. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay taxes or other governmental charges for exchanges involving transfers under the terms of the indenture. (Section 305)

   Unless otherwise indicated in a prospectus supplement, each series of debt securities will be represented by one or more fully registered global notes, which we call the "Global Notes." Each Global Note will be deposited with, or on behalf of, The Depository Trust Company, as depository, and registered in the name of the depository or a nominee of the depository. Unless and until it is exchanged in whole or in part for debt securities in certificated form, no Global Note may be transferred except as a whole by the depository or by a nominee of the depository.

   So long as the depository or its nominee is the registered owner of a Global Note, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Note for all purposes under the indenture. Except as provided below, beneficial owners of a Global Note representing debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the registered holders of the debt securities under the indenture. Furthermore, no Global Note representing debt securities will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depository and, if that beneficial owner is not a "participant," as described below, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we were to request any action of holders or if an owner of a beneficial interest in a Global Note representing debt securities were to desire to take any action that a holder is entitled to take under the indenture,

    . the depository would authorize the participants holding the relevant beneficial interests to give or take the desired action, and

    . the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.

   Each Global Note will be exchangeable for debt securities in certificated form only if:

    . the depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 60 days, or

    . we, in our sole discretion, determine that the Global Notes will be exchangeable for certificated notes.

If one of the above events occurs, the Global Note or Global Notes will be exchangeable for debt securities in certificated form of like tenor and of an equal aggregate principal amount. The certificated debt securities will be registered in the name or names of the beneficial owners of the Global Note or Notes as the depository instructs the trustee. It is expected that instructions may be based upon directions received by the depository from participants with respect to ownership of beneficial interests in Global Notes.

   The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in Global Notes.

   The following is based on information furnished by the depository:

   The depository will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co., the depository's partnership nominee. One fully registered Global Note in an amount up to $200 million will be issued for each issue of debt securities, each in the aggregate principal amount of the issue, and will be deposited with the depository.

   The depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depository holds securities that its "participants" deposit with the depository. The depository also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depository include securities brokers and dealers, including the agents, banks, trust companies, clearing corporations and certain other organizations.

   The depository is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the depository's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depository and its participants are on file with the SEC.

   Purchases of debt securities under the depository's system must be made by or through direct participants, which will receive a credit for those debt securities on the depository's records. The ownership interest of each beneficial owner of each debt security represented by a Global Note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners of debt securities will not receive written confirmation from the depository of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in a Global Note representing debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a Global Note representing debt securities will not receive debt securities in certificated form representing their ownership interests in the debt securities, except in the event that use of the book-entry system for those debt securities is discontinued.

   To facilitate subsequent transfers, all Global Notes representing debt securities that are deposited with, or on behalf of, the depository are registered in the name of the depository's nominee, Cede & Co. The deposit of Global Notes with or on behalf of the depository and their registration in the name of Cede & Co. effect no change in beneficial ownership. The depository has no knowledge of the actual beneficial owners of the Global Notes representing the debt securities. Instead, the depository's records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by the depository to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Neither the depository nor Cede & Co. will consent or vote with respect to the Global Notes representing the debt securities. Under its usual procedures, the depository mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants, identified in a listing attached to the omnibus proxy, to whose accounts the debt securities are credited on the applicable record date.

   We will make principal, premium, if any, and/or interest, if any, payments on the Global Notes representing the debt securities in immediately available funds to the depository. The depository's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depository's records unless the depository has reason to believe that it will not receive payment on the applicable payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the applicable participant and not of the depository, the trustee, any agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to the depository will be our responsibility and that of the trustee. Disbursement of payments to direct participants will be the responsibility of the depository, and disbursement of payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

   If applicable, redemption notices must be sent to Cede & Co. If less than all of the debt securities of like tenor and terms are being redeemed, the depository's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

   A beneficial owner must give notice of any option to elect to have its debt securities repaid by us, through its participant, to the trustee, and will effect delivery of the applicable debt securities by causing the direct participant to transfer the participant's interest in the Global Note representing the debt securities, on the depository's records, to the trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Note or Notes representing the debt securities are transferred by direct participants on the depository's records.

   The depository may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to the trustee or us. Neither we, the trustee nor any underwriter or agent will have any responsibility for the performance by the depository or its participants or indirect participants of their obligations. In the event that a successor securities depository is not obtained, debt securities in certificated form are required to be printed and delivered. Similarly, we may decide to discontinue use of the system of book-entry transfers through the depository or a successor securities depository. In that event, debt securities in certificated form will be printed and delivered.

   The information in this section concerning the depository and the depository's system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of the information.

Concerning the Trustee

   The Bank of New York is the trustee under the indenture. The trustee also may act as a depository of funds for, make loans to and perform other services for us in the normal course of business, including acting as trustee under other indentures of ours. The corporate trust office of the trustee is located at 101 Barclay Street, New York, New York 10286.

   The trustee generally will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer a reasonable indemnity to the trustee. (Section 603) The holders of a majority of a series of indenture securities generally may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the indenture securities. (Section
512) The right of a holder to institute a proceeding under the indenture is subject to certain conditions, but each holder has an absolute right to receive payment of principal, premium, if any, and interest, if any, when due and to institute suit for the enforcement of payment of these amounts. This right is subject to certain limited exceptions in the case of interest. (Section 508) Within 90 days after a default with respect to any series of indenture securities, the trustee is required to give the holders notice of the default, unless the default has been cured or waived. The trustee may withhold this notice if it determines that it is in the best interest of the holders to do so, but the trustee may not withhold notice in this manner with respect to a default in the payment of principal, premium, if any, and/or interest, if any, on any indenture security. (Section 602)

   The trustee may resign from its duties with respect to the indenture at any time. We may remove the trustee in certain circumstances, and the holders of a majority of a series of indenture securities may remove the trustee with respect to that series. If the trustee resigns, is removed or becomes incapable of acting as trustee or a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture. (Article Six)

   The indenture contains the provisions required by the Trust Indenture Act of 1939 with reference to the disqualification of the trustee if the trustee has or acquires any "conflicting interest," as that term is defined in the indenture. (Section 608) In the event the trustee becomes a creditor of ours, the indenture also contains certain limitations on the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received by it in respect of any claims as security or otherwise. (Section 613)

                             Plan of Distribution

   We may sell debt securities in and outside the United States:

    . through an underwriter or underwriters,

    . through dealers,

    . through agents,

    . directly to purchasers, including our affiliates, or

    . through a combination of any of these methods.

   We may authorize underwriters, dealers and agents to solicit offers by institutions to purchase debt securities from us pursuant to delayed delivery contracts providing for payment and delivery on a specified date. If we elect to use delayed delivery contracts, we will describe the date of delivery, the conditions of the sale and the commissions payable for solicitation of such contracts in the prospectus supplement.

   We will describe the terms of any offering of debt securities in the prospectus supplement, including:

    . the method of distribution,

    . the name or names of any underwriters, dealers, purchasers or agents, and any managing underwriter or underwriters,

    . the purchase price of the debt securities and the proceeds we receive from the sale,

    . any underwriting discounts, agency fees or other form of underwriters' compensation,

    . any discounts and concessions allowed, reallowed or paid to dealers or agents, and

    . the expected time of delivery of the offered debt securities.

   We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.

   If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

   If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.

   We may sell the debt securities directly. In this case, no underwriters or agents would be involved. We may also sell the debt securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the debt securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

   Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

   Underwriters, agents, dealers and some purchasers participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

   Unless we inform you otherwise in the prospectus supplement, none of our managers, officers or employees will solicit or receive a commission in connection with direct sales of debt securities, although these persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any such direct sales.

   We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.

   Each series of debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the debt securities will develop.

   In connection with an offering, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

                      Where You Can Find More Information

   We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC's Internet site located at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

   The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, the related prospectus supplement, a pricing supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with or furnished to the SEC, and our future filings with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the offering of the debt securities is completed:

    . Our Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on April 2, 2001.

    . Our Current Report on Form 8-K dated and filed with the SEC on April 26,
      2001.

   This prospectus is part of a registration statement we have filed with the SEC relating to the debt securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You should read the registration statement and the exhibits and schedules for more information about us and the debt securities. The registration statement, exhibits and schedules are also available at the SEC's Public Reference Room or through its Internet site.

   You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at:

                                Cleco Power LLC
                            2030 Donahue Ferry Road
                        Pineville, Louisiana 71360-5226
                           Attn: Corporate Secretary
                                (318) 484-7400

                            Validity of Securities

   The validity of the debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Phelps Dunbar, L.L.P., New Orleans, Louisiana, will pass on all matters of Louisiana law in this connection. Any underwriters or agents will be advised about the validity of the debt securities by their own counsel.

                                    Experts

   The financial statements incorporated by reference in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

[LOGO] CLECO